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Rosemarie A. Thurston	Direct Dial: 404-881-4417	Email: rosemarie.thurston@alston.com

July 10, 2017

VIA EDGAR

Folake Ayoola

Senior Counsel

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mailstop 3233

Washington, DC 20549

Re:	FS Credit Real Estate Income Trust, Inc.

Amendment No. 1 to Registration Statement on Form S-11

Filed June 6, 2017

File No. 333-216037

Dear Ms. Ayoola:

This letter sets forth the responses of our client, FS Credit Real Estate Income Trust, Inc. (the “Issuer”), to the correspondence from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated June 16, 2017, which provided comments to the Issuer’s above-referenced amended registration statement on Form S-11 filed on June 6, 2017 (the “Amended Registration Statement”). For your convenience, we have included below the Staff’s comments followed by the Issuer’s responses thereto.

General

1.    Comment: We note that your repurchase program appears to be modeled on the program conducted by Jones Lang Lasalle, subject of a relief letter dated October 11, 2012. Please provide us your legal analysis of how your program is similar to the Jones Lang Lasalle repurchase program.

Response: The Issuer respectfully submits that the Issuer’s proposed share repurchase plan (the “Repurchase Plan”) is consistent with the share repurchase plan relief granted to other issuers by the Division of Corporation Finance, including the no action letter issued to Jones Lang LaSalle Income Property Trust, Inc. (“JLL”) dated October 11, 2012.

With respect to the Repurchase Plan, the Issuer notes the following: (i) all material information and modifications related to the Repurchase Plan will be fully and timely disclosed to stockholders in the prospectus and the net asset value (“NAV”) per share will be available on the Issuer’s website and toll-free information line; (ii) the Issuer will not solicit repurchases under the Repurchase Plan other than through the prospectus and prospectus supplements disclosing the

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Folake Ayoola

July 10, 2017

NAV per share; (iii) the shares will be repurchased daily under the Repurchase Plan at a price which will be equal to the NAV per share for the class of shares being repurchased calculated after the close of business on that day; (iv) repurchases will be made on a daily basis and the repurchase price will be paid to investors whose shares are repurchased no later than three business days following repurchase; (v) repurchases will be limited in any calendar quarter to no more than 5% of the combined NAV of all classes then participating in the Repurchase Plan; (vi) repurchases will be made on a first-come, first-serve basis and repurchase requests on the day the quarterly cap is reached will be redeemed pro rata; (vii) stockholders may withdraw a repurchase request by notifying the Issuer’s transfer agent prior to the settlement of such repurchase; (viii) modifications and suspensions of the Repurchase Plan will be promptly disclosed; (ix) there will be no established trading market for the Issuer’s common stock and the Repurchase Plan will be terminated if the Issuer’s shares of common stock are listed on a national securities exchange; (x) if the quarterly limitation is reached on or before the third business day of a calendar quarter, repurchase requests during the next calendar quarter will be satisfied on a stockholder-by-stockholder basis, instead of a first-come, first-serve basis and this process will remain in place until repurchases for a quarter are below 4% of NAV; (xi) the Issuer is structured as a perpetual-life entity with no current intention to list its shares and the Repurchase Plan is intended to remain open indefinitely; and (xii) the Repurchase Plan is open to all stockholders, provided that Class S and Class Y shares issued in private placements will be subject to a lock-up period of two years from the commencement of the Issuer’s initial public offering.

The Issuer notes that unlike JLL’s plan, (a) the Repurchase Plan does not have an additional limit on its repurchases of 25% of the gross proceeds from the offering until NAV reaches $600 million, (b) the 5% limit each quarter is based on the combined NAV of the classes participating in the Repurchase Plan rather than total NAV of the Issuer and (c) the Repurchase Plan does not have a one-year hold period before shares are eligible to participate. The Issuer does not believe that these changes from the JLL repurchase plan implicate the concerns that the issuer tender offer rules were adopted to address.

2.    Comment: We note your response to our prior comment 2. Item 501(b)(3) requires disclosure of the price, or if it is impracticable to state the price, the method by which the price will be determined. Please describe how a purchaser can generally compute the price prior to purchasing the security covered by the registration statement, based on the information in the registration statement at the time of effectiveness

Response:     The Issuer will revise the disclosure on the cover page of Pre-Effective Amendment No. 2 to reflect an initial offering price of $25.00. The Issuer will not accept subscriptions for investment in the public offering until FS Investments and Rialto Capital Management, LLC have contributed an aggregate of $5 million, at a price of $25.00 per share following the effective date of the public offering. After such investment has been made, the Issuer will begin calculating NAV per share for each class of shares as described in the prospectus.

Folake Ayoola

July 10, 2017

3.     Comment: We note your response to our prior comment 2 where you state that you intend to have raised capital and purchased assets prior to the commencement of the public offering. Please tell us what consideration you have given to providing a discussion of potential purchases, including related operating data. Additionally, please address the following in your response:

a. Please clarify whether you have identified the assets you plan to acquire prior to effectiveness, and if so, explain whether your disclosure on page 115 that you have not entered into any arrangements to acquire specific assets is still accurate.

b. Please tell us the nature of the assets you plan to acquire prior to effectiveness (i.e. a portfolio of commercial loans, commercial mortgage backed securities, residential mortgage backed securities etc.)

c. Tell us whether you anticipate making an initial investment in a single loan, or several loans on related properties that will exceed 20% of your total pre-effective investment.

Response:     As of the date of this letter, the Issuer no longer intends to acquire assets prior to effectiveness of its public offering. In addition, the Issuer has not identified any assets for purchase or entered into any arrangements to purchase any assets. Although the Issuer no longer intends to acquire assets prior to effectiveness of its public offering, if it were to do so, such investments would be in line with the Issuer’s investment strategy, as outlined in the prospectus. The Issuer does not intend to make any initial investments prior to effectiveness of its public offering. However, if the Issuer were to acquire assets prior to effectiveness of its public offering, it would disclose such acquisition in a Pre-Effective Amendment to its Registration Statement.

Capital Contributions by FS Real Estate Advisor and Rialto, page 17

4.     Comment: Please revise to quantify the price of the Class S shares you plan to sell to affiliates in a private placement conducted concurrently with this offering.

Response:     The Issuer will revise its disclosure in Pre-Effective Amendment No. 2 to reflect an offering price of $25.00.

Please contact me if you should need additional information or should have questions.

Sincerely,

/s/ ROSEMARIE A. THURSTON

Rosemarie A. Thurston

cc:	Stephen S. Sypherd, FS Credit Real Estate Income Trust, Inc.

Jason W. Goode, Alston & Bird LLP